PRESS RELEASE
ASPEN APPOINTS KEVIN CHIDWICK
AS GROUP CHIEF FINANCIAL OFFICER

HAMILTON, Bermuda - March 16, 2020 - Aspen Insurance Holdings Limited (“Aspen”) announced today that Kevin Chidwick has been appointed Group Chief Financial Officer, effective May 1, 2020.

Kevin was previously Chief Financial Officer at financial advice network Openwork Limited, a role he was appointed to in March 2018. From September 2005 to August 2014, Kevin was Chief Financial Officer of Admiral Group Plc. He was appointed to the Admiral Group Plc Board in 2006.

He also held senior roles within the Admiral Group Plc including Chief Executive Officer of Elephant Auto Insurance in the U.S. from January 2012 to March 2017, where he grew annual revenue from $17m to $200m, and Chief Executive Officer of Confused.com from November 2010 to December 2011.

Kevin, who will report to Mark Cloutier, Executive Chairman and Group Chief Executive Officer, succeeds Scott Kirk, who will leave Aspen on April 30, 2020, to pursue opportunities outside of the company.

Mark Cloutier commented: “Kevin is an extremely accomplished financial services executive who has held a number of senior roles within diverse and successful companies. His proven track record of growing businesses through his strategic insights and strong financial acumen make him an exciting hire for Aspen at this time in our evolution.

“Kevin joins an industry-leading executive team with significant strength and expertise and I look forward to working closely with him as we unlock the potential within our business and focus on total value creation.

“I would like to thank Scott Kirk for his significant contribution to Aspen over a number of years and to wish him well with his future endeavors.”

- ENDS -

About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2019, Aspen reported $12.6 billion in total assets, $7.0 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC, an “A” (“Excellent”) by A.M. Best Company Inc. and an “A2” by Moody’s Investors Service, Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 1A, “Risk Factors” in Aspen’s Annual Report on Form 10-K for the twelve months ended December 31, 2018, as amended by Amendment No. 1 on Form 10-K/A and Quarterly Report on Form 10-Q for the three months ended March 31, 2019, each as filed with the SEC and Aspen's Annual Report on Form 20-F for the twelve month ended December 31, 2019 to be filed with the SEC.

For further information:

Media
Peter Krinks
Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544